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                            August 24, 2023

       Norma Chu
       Chief Executive Officer
       DDC Enterprise Ltd
       Room 1601-1602, 16/F, Hollywood Centre
       233 Hollywood Road
       Sheung Wan, Hong Kong

                                                        Re: DDC Enterprise Ltd
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-1
                                                            Filed August 18,
2023
                                                            File No. 333-272689

       Dear Norma Chu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No 2 to Form F-1 filed August 18, 2023

       Part II
       Information Not Required in Prospectus
       Exhibit Index
       Exhibit 23.1 - Consent of KPMG Huazhen LLP. an independent registered public accounting firm, page II-5

   1. Please include a currently dated consent from your independent registered public accounting firm with
any subsequent amendments. Refer to Item 601(b)(23) of
                                                        Regulation S-K for
guidance.
 Norma Chu
FirstName LastNameNorma   Chu
DDC Enterprise  Ltd
Comapany
August 24, NameDDC
           2023      Enterprise Ltd
August
Page 2 24, 2023 Page 2
FirstName LastName
       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Lawrence Venick